SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH., D.C.
200

11019051

SECL. ... SION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden	
Hours per response...........	12.00

SEC FILE NUMBER
8-67674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM / DD / YY) AND ENDING 12/31/10 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Itaú Europa Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. Biscayne Blvd, Suite 2200
(No. and Street)

Miami	Florida,	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name)*

401 East Las Olas Boulevard	Suite 1800,	Fort Lauderdale,	FL 33301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Clapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Itaú Europa Securities, Inc., as of February 25, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Olga Fernandez-Duarte
Commission #DD830288
Expires: NOV. 27, 2012
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

Chief Compliance Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Itaú Europa Securities, Inc.
Index
December 31, 2010

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Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors of
Itaú Europa Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statement of operations and changes in stockholder's equity and of cash flows and changes in subordinated borrowings present fairly, in all material respects, the financial position of Itaú Europa Securities, Inc. (the "Company") at December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2011

PricewaterhouseCoopers LLP, 1441 Brickell Avenue, Suite 1100, Miami, FL 33131
T: (305) 375 7400, F: (305) 375 6221, www.pwc.com/us

Itaú Europa Securities, Inc.
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 15,456,508
Receivable from clearing broker	1,652,804
Other assets	456,143
Total assets	$ 17,565,455
Liabilities and Stockholder's Equity	
Payable to affiliate	$ 993,226
Accrued expenses and other liabilities	1,235,559
Subordinated loan	15,000,000
Total liabilities	17,228,785
Common stock, $0.01 par value, 100,000 shares authorized, 100 shares issued and outstanding	1
Additional paid in capital	1,619,999
Accumulated deficit	(1,283,330)
Total stockholder's equity	336,670
Total liabilities and stockholder's equity	$ 17,565,455

The accompanying notes are an integral part of this financial statement.

Itaú Europa Securities, Inc.
Statement of Operations
Year Ended December 31, 2010

Revenue	
Commissions	$ 15,268,119
Service fees	1,212,659
Transaction fees	4,464
Interest and other	2,103
Total revenue	16,487,345
Expenses	
Salaries and benefits	3,883,518
Service fee	11,613,795
Floor brokerage and clearing fees	1,014,948
Professional fees	278,721
Market data	222,037
Interest	175,110
Other	118,432
Total expenses	17,306,561
Loss before income taxes	(819,216)
Income tax benefit	-
Net loss	$ (819,216)

The accompanying notes are an integral part of this financial statement.

Itaú Europa Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2010

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2009	100	$ 1	$ 1,619,999	$ (464,114)	$ 1,155,886
Net loss	-	-	-	(819,216)	(819,216)
Balance at December 31, 2010	100	$ 1	$ 1,619,999	$ (1,283,330)	$ 336,670

The accompanying notes are an integral part of this financial statement.

Itaú Europa Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities	
Net loss	$ (819,216)
Adjustments to reconcile net loss to net cash from operating activities	
Change in operating assets and liabilities	
Decrease in receivable from clearing broker	1,026,900
Increase in other assets	(442,010)
Decrease in payable to affiliate	(1,356,237)
Increase in accrued expenses and other liabilities	418,735
Net cash used in operating activities	(1,171,828)
Cash flows from financing activities	
Proceeds from subordinated loan	15,000,000
Net cash provided by financing activities	15,000,000
Net increase in cash and cash equivalents	13,828,172
Cash and cash equivalents	
Beginning of year	1,628,336
End of year	$ 15,456,508
Supplemental disclosure of cash flow information	
Interest paid	$ 52,902

The accompanying notes are an integral part of this financial statement.

Itaú Europa Securities, Inc.
Statement of Changes in Subordinated Borrowings
Year Ended December 31, 2010

Subordinated borrowings at January 1, 2010	$ -
Increases	
Issuance of subordinated notes	15,000,000
Decreases	
Payment of subordinated notes	-
Subordinated borrowings at December 31, 2010	$ 15,000,000

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Itaú Europa Securities, Inc. (the "Company"), is a wholly owned subsidiary of Banco Itaú Europa, S.A. (the "Parent"), a banking corporation incorporated under the laws of Portugal.

The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The principal business purpose of the Company is to act as a broker-dealer in the execution of U.S. and Latin American securities transactions with Latin American investors who are customers of Banco Itaú Europa International ("BIEI"), a related entity wholly owned by the Parent.

The Company clears all transactions with and for customers on a fully disclosed basis through a clearing firm. The Company does not accept customer funds and securities as customers transmit all such transactions to the clearing broker. The clearing broker carries all accounts for customers.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company classifies as cash equivalents highly liquid instruments with original maturities of three months or less.

Receivable from Clearing Broker
Amounts receivable from the clearing broker consist of deposits and amounts due from and payable to the clearing broker for fees, commissions, and errors.

Securities Transactions and Revenue Recognition
Transactions in securities and related revenues and expenses are recorded on a trade date basis.

Payable to Affiliate
The Company reimburses BIEI for expenses paid by BIEI on behalf of the Company, such as data processing, communication, and professional fees. BIEI also provides certain payroll, administration and other services to the Company under an administrative services agreement.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

New Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board ("FASB") changed the accounting guidance for the consolidation of variable interest entities. The current quantitative-based risks and rewards calculation for determining which enterprise is the primary beneficiary of the variable interest entity was replaced with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. The new guidance became effective for the Company beginning January 1, 2010 and did not have a material impact on the Company's financial statements.

In June 2009, the FASB changed the accounting guidance for transfers of financial assets. The new guidance increases the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its statement of financial condition, financial performance and cash flows; and a continuing interest in transferred financial assets. In addition, the guidance amends various concepts associated with the accounting for transfers and servicing of financial assets and extinguishments of liabilities including removing the concept of qualified special purpose entities. This new guidance is applicable for transfers occurring on or after January 1, 2010 and did not have a material impact on the Company's financial statements.

3. Related Party Transactions

An administrative services agreement (the "Services Agreement") was executed with BIEI for the provision of payroll, administration, occupancy, equipment and information services. In 2010, in accordance with the Services Agreement, BIEI allocated expenses monthly to the Company using a methodology that considers the proportional cost of the services provided. Expenses under the Services Agreement in 2010 totaled $11,613,795. Other expenses paid by BIEI on behalf of the Company totaled $883,719 during 2010. The Company made payments to BIEI for these expenses in 2010 of $13,853,750.

On August 30, 2010, the Company signed a subordinated loan agreement with the Parent. This loan amounts to $15,000,000 with an initial maturity set for August 20, 2013. Interest is to be paid annually for the first year and quarterly for the second and third years based on the twelve and three month LIBOR plus 1.5%, 2.0%, and 2.8%, respectively. Annual loan pre-payments are optional and if not effected, fees of 1.3% and 0.8% are due over the first and second year loan balances. As of December 31, 2010 and for the year than ended, related interest payable and expense total $122,208.

The loan agreement was reviewed and approved by FINRA as a satisfactory subordination agreement pursuant to CFTC Regulation 1.17(h). The entire amount of the loan is available as qualifying net capital.

4. Income Taxes

The Company is subject to U.S. federal and state income taxes. The Company utilizes an asset and liability approach to accounting for income taxes. The asset and liability approach requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax asset may not be realized. As of December 31, 2010, the Company recorded a full valuation allowance against its deferred tax asset.

The tax effects of temporary differences that give rise to significant portion of the deferred tax assets and tax liabilities are as follows:

Net operating loss	$	368,708
Amortization of start-up costs		70,560
Foreign accruals		45,987
Prepaid expenses		(3,792)
Other		(639)
Gross deferred tax assets		480,824
Less: Valuation allowance		(480,824)
Net deferred tax asset	$	-

Activity in the deferred tax asset and related valuation allowance was:

Balance, beginning of period	$	173,630
Increase in net operating losses		307,194
Balance, end of period	$	480,824

At December 31, 2010, the Company had net operating loss carryforwards of approximately $980,000 which expire in varying amounts through December 31, 2030.

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2010, the Company had net capital of $14,836,002, which was $14,687,600 in excess of the amount required of $148,402. The ratio of aggregate indebtedness to net capital at December 31, 2010 is 15%.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(2)(ii) of Rule 15c3-3 allows for this exemption since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

6. Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

The Company maintains a cash balance with an unaffiliated financial institution that is in excess of FDIC insured limits. The institution is considered well capitalized at December 31, 2010.

7. Risk Management

In the normal course of business, the Company's activities mainly include acting as an agent for the trade execution of securities. These activities may expose the Company to risk arising from price volatility which can reduce the customer's ability to meet their obligations. To the extent customers are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

8. Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein.

Receivable from Clearing Broker
The carrying amounts of premiums receivables from clearing brokers approximate their fair value.

Subordinated Loan
The carrying amount of the subordinated loan approximates its fair value.

9. Subsequent Events

The Company has performed an evaluation of subsequent events through February 25, 2011, the date the financial statements were available for issuance. No material subsequent events were identified.

Itaú Europa Securities, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Schedule I

Computation of net capital	
Total stockholder's equity	$ 336,670
Plus subordinated liabilities	15,000,000
(Deductions) and/or charges	
Nonallowable assets	
Deductions	(13,000)
Other assets	(453,390)
Total (deductions) and/or charges	(466,390)
Haircuts on securities	(34,278)
Net capital	14,836,002
Computation of basic net capital requirement	
Minimum net capital required	148,402
Excess of net capital	$ 14,687,600
Computation of aggregate indebtedness	
Items included in statement of financial condition	
Payable to affiliates	$ 993,226
Accrued expenses and other liabilities	1,235,559
Total aggregate indebtedness	$ 2,228,785
Ratio of aggregate indebtedness to net capital	15.02%
Reconciliation of company's computation (included in part II of Form X-17A-5 as of December 31, 2010)	
Net capital, as reported in Company's (unaudited) FOCUS report	$ 14,836,002
Net capital per above	$ 14,836,002

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 filed January 17, 2011.

Itaú Europa Securities, Inc.
Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010 **Schedule II**

The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii).

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Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Stockholder and Board of Directors of
Itaú Europa Securities, Inc.

In planning and performing our audit of the financial statements of Itaú Europa Securities, Inc. (the "Company") as of and for the year ended December 31, 2010 , in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for

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which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2011

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Report of Independent Certified Public Accountants on the Transitional Assessment Reconciliation Required by SEC Rule 17a-5(e)(4)

To the Stockholder and Board of Directors of
Itaú Europa Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7) of the Secur rities Investor Protection Corporation ("SIPC") of Itaú Europa Securities, Inc. for the year ended December 31, 2010, which were agreed to by Itaú Europa Securities Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Itaú Europa Securities Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: payments in the amount of $22,440 was compared to check stubs provided by David Portnoff, Financial and Operations Principal. Reviewed check # A-015925 in the amount of $22,440 issued on February 23, 2011. Noted no differences.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2010 with the Total revenue amount of $16,487,345 reported on page 2, item 2a of Form SIPC-7 for the period from January 1, 2010 through December 31, 2010. Noted no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 3, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $716,032 to the account 668273 Clearing Cost Pershing, for the period from January 1, 2010 to December 31, 2010 on the Trial Balance provided by Carlos Villela, Controller. Noted no differences.

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b. Compared deductions on line (9) (i), Total interest and dividend expense, of $2,103 to account 422352 Interest Expense Other, for the period from January 1, 2010 to December 31, 2010 on the Trial Balance provided by Carlos Villela, Controller. The amount of Interest Expense Other was $52,902 but the interest cannot be in excess of account 357400 Interest Income Other, which was $2,103. We have agreed the amount of $2,103. Noted no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @.0025 on page 2, line 2e of $15,769,210 and $39,423 respectively of the Form SIPC-7. Noted no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Itaú Europa Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2011

SIPC-7
(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(31-REV 5/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Itau Europa Securities

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
William Bethlem (305)416-3688

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 39,423
   B. Less payment made with SIPC-6 filed (exclude interest) (16,983)
      July 2010
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 22,440
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 22,440
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Itau Europa Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
EDWARD A. CLAFY
Chief Compliance Officer
Itaú Europa Securities Inc.
(Authorized Signature)

GABRIEL GENDLER
IES Platform Manager
Itaú Europa Securities
(Title)

Dated the 24TH day of FEBRUARY, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 16,487,345

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 716,032

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,103

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — 2,103

Total deductions — 718,135

2d. SIPC Net Operating Revenues — $ 15,769,210

2e. General Assessment @ .0025 — $ 39,423

(to page 1 but not less than $150 minimum)

Itaú Europa Securities, Inc.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission
December 31, 2010